

Mail Stop 3561

February 27, 2009

Via U.S. mail and facsimile

David A. DeLorenzo, President
Dole Food Company, Inc.
One Dole Drive
Westlake Village, CA 91362

RE: Dole Food Company, Inc.
Correspondence submitted February 20, 2009 Re Form 10-K for
Fiscal Year Ended December 29, 2007
File No. 1-04455

Dear Mr. DeLorenzo:

We have reviewed your correspondence and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We have reviewed your response to our prior comment number one of our letter dated February 4, 2009. Please provide a more substantive analysis regarding the substantial competitive harm that would result to Dole had it included the 2007 annual incentive plan performance target in its 2007 annual report. As a general matter, we do not understand how a historical target would provide a competitor with an understanding of your "planned pricing" strategies. Further, please tell us whether you have a long-term incentive plan covering a time period ending with fiscal 2008. If yes, please tell us whether

the targets are similar to the 2005-2007 incentive plan. If similar, please tell us whether you will disclose the long-term incentive plan targets in the 2008 annual report. If you cannot, please provide the analysis requested in our last letter. In this regard, please note that we are not asking for disclosure of targets applicable to any year or multiple years, if those time periods have not expired.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Archfield at (202) 551-3315 or David Walz at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or John Reynolds at (202) 551-3790 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: David A. DeLorenzo, President
     Facsimile to (818) 874-1003